

April 13, 2012

Via E-mail
Mr. Kevin P. March
Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Texas Instruments Incorporated
12500 TI Boulevard, P.O. Box 660199
Dallas, Texas 75266-0199

> **Re:**   **Texas Instruments Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-3761**

Dear Mr. March:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

1.   We note that none of your risk factors, or other sections of your Form 10-K, specifically address any risks you may face from cyber attacks, such as attempts by third parties to gain access to your systems for purposes of acquiring your confidential information or intellectual property, including personally identifiable information that may be in your possession, or to interrupt your systems or otherwise try to cause harm to your business and operations. Given that other companies in your industry have actually encountered such risks and have disclosed that such risks may be material to their business and operations, please tell us what consideration you gave to including disclosure related to cybersecurity risks or cyber incidents in your Form 10-K. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Item 1. Business, page 3

2.   To the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K. In addition, if access to rare earth minerals by you, your suppliers or customers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 503(c) and 303 of Regulation S-K.

Exhibit 13

Notes to Financial statements, page 6

Note 17 – Segment and geographic area data, page 36

3.   We note your disclosures here and throughout the filing regarding your three reportable segments. Please describe to us in more detail the underlying operating segments that make up your three reportable segments. With reference to FASB ASC 280-10-50-1 through 280-10-50-9, tell us how you have identified your operating segments. To the extent that any of your reportable segments result from the aggregation of two or more operating segments, provide us with a detailed analysis that discusses how you have considered the aggregation criteria set forth in FASB ASC 280-10-50-11. Specifically address how your segment reporting has been impacted by the integration of the National Semiconductor business.

4.   Tell us where you have disclosed the amount of depreciation, depletion, and amortization expense included in each segment's results as required by FASB ASC 280-10-50-22. While you disclose that your CODM does not evaluate operating segments using discrete asset information, we note that one of the measures used to evaluate segment results is operating profit, of which depreciation and amortization expense is a component. If you concluded that the disclosure was not required, please tell us why and explain how you considered ASC 280-10-55-12 through 55-15 in reaching your conclusion

5.   Please tell us whether any individual countries in Asia are attributed a material amount of your total revenues. Refer to FASB ASC 280-10-50-41.

6.   We note your disclosures on pages 39 and 40 regarding your product information, which appears to include discussion of various groups of products. For example, within the Analog reportable segment, you refer to your High Volume Analog & Logic (HVAL), Power Management (Power), High Performance Analog (HPA) and Silicon Valley Analog (SVA) product lines. We note discussions of different products in your other reportable segments as well. Please explain to us how you have considered the requirements of FASB ASC 280-10-50-40, which requires separate reporting of revenues from each product or group of similar products.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 39

7.   Please tell us, and revise future filings to clarify, the underlying causes for each of the material changes you say occurred in each of your segments and in your consolidated results of operations. For example, you mention "weaker demand" on page 44 and a "downturn in the semiconductor industry" on page 42, but it is unclear what caused the weaker demand or the downturn. It is also unclear if the downturn has continued or what its effect on you has been. Likewise, you attribute changes in line items to "increased shipments" and the "effect of the mix of products," but it is unclear why shipments increased compared to the prior year period or how product mix shifted compared to that period. In this regard, please tell us how the product lines you mention affect average selling prices and the effect each line has on margins. Also include, or tell us where you included, the three-year revenue history of those lines and the effect of new product introductions on product mix during the periods presented. See Regulation S-K Item 101(c)(1)(i).

8.   Further to the above, we note throughout your management's discussion and analysis that you attribute changes in your revenue to (i) the acquisition of National Semiconductor Corporation, (ii) volume changes and (iii) pricing changes. These explanations appear to be overly general and do not provide investors with a quantified analysis and sufficient insight into the reasons for changes in your results, as discussed in section III.B.4 of SEC Interpretive Release No. 33-8350. Please revise future filings to provide a clear and quantified discussion of the underlying material factors that impacted your results of operations for the periods presented in this Form 10-K. Provide us with a sample of your proposed revised disclosure. Refer to Item 303(A)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Geoffrey Kruczek at (202) 551-3641 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief